SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29923; File No. 812-13902

New York Life Insurance and Annuity Corporation, <u>et</u> <u>al</u>., Notice of Application

January 19, 2012

<u>Agency</u>: Securities and Exchange Commission ("SEC" or "Commission").

<u>Action</u>: Notice of application for an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended, (the "1940 Act") approving certain substitutions of securities ("Substitutions") and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act.

<u>Applicants</u>: New York Life Insurance and Annuity Corporation ("NYLIAC") and NYLIAC Variable Annuity Separate Account—I ("VA I"), NYLIAC Variable Annuity Separate Account—II ("VA II"), NYLIAC Variable Annuity Separate Account—III ("VA III"), NYLIAC Variable Annuity Separate Account—IV ("VA IV"), NYLIAC Variable Universal Life Separate Account—I ("VUL I"), NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I ("Corporate VUL I"), NYLIAC Private Placement Variable Universal Life Separate Account – I ("Private VUL I"), and NYLIAC Private Placement Variable Universal Life Separate Account – II ("Private VUL II") (collectively, the "Separate Accounts" and, together with NYLIAC, the "Section 26 Applicants"); and Mainstay VP Funds Trust ("MVPFT" and, together with NYLIAC and the Separate Accounts, the "Section 17 Applicants"). The Section 26 Applicants and the Section 17 Applicants are collectively referred to herein as the "Applicants."

<u>Summary of Application</u>: The Section 26 Applicants seek an order approving the substitution of shares of certain series of MVPFT (the "Replacement Portfolios") for shares

of series of other registered investment companies (the "Existing Portfolios") held by the

Separate Accounts to fund certain group and individual variable annuity contracts ("VA

Contracts") and variable universal life insurance policies ("VUL Policies") issued by

NYLIAC (collectively, the "Contracts"). The Section 17 Applicants seek an order pursuant

to Section 17(b) of the 1940 Act to the extent necessary to permit them to effectuate the

Substitutions by redeeming all or a portion of the securities of one or more of the Existing

Portfolios in-kind and using those securities received to purchase shares of the

Replacement Portfolios (as defined herein) (the "In-Kind Transactions").

Filing Date: The application was filed on May 10, 2011 and amended applications

were filed on December 30, 2011, and January 18, 2012 (as amended, the

"Application").

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Secretary of the Commission and serving the Applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on February 13, 2012, and should be accompanied by proof of service on the

Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing

requests should state the nature of the requester's interest, the reason for the request, and the

issues contested. Persons who wish to be notified of a hearing may request notification by

writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090. Applicants: New York Life Insurance and Annuity Corporation and its

Separate Accounts, 51 Madison Avenue, New York, New York 10010, Attn: Charles A.

Whites, Esq.; MainStay VP Funds Trust c/o New York Life Investment Management LLC, 169 Lackawanna Avenue, Parsippany, New Jersey 07054, Attn: Kevin M. Bopp, Esq. Copy to Jorden Burt, LLP, 1025 Thomas Jefferson Street, NW, Suite 400 East, Washington, DC, 20007, Attn: Richard T. Choi, Esq.

For Further Information Contact: Patrick Scott, Senior Counsel, at (202) 551-6763 or Zandra Bailes, Branch Chief, at (202) 551-6759, Office of Insurance Products, Division of Investment Management, SEC.

Supplementary Information: The following is a summary of the Application. The complete Application may be obtained via the Commission's website by searching for the file number, or for an Applicant using the Company name box, at http:// www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1. NYLIAC is a Delaware stock life insurance company that is licensed to sell life, accident and health insurance, and annuities in the District of Columbia and all states.

2. NYLIAC serves as the depositor of the Separate Accounts, which are segregated asset accounts of NYLIAC established under Delaware law pursuant to resolutions of NYLIAC's Board of Directors to fund the Contracts.

3. Each Separate Account, except for Private VUL I and II, is registered under the 1940 Act as a unit investment trust. Private VUL I and II are exempt from registration under the 1940 Act pursuant to Sections 3(c)(1) and 3(c)(7) thereof. Each Separate Account meets the definition of "separate account" contained in Section 2(a)(37) of the 1940 Act.

4. Interests under the Contracts, except for Contracts issued through Private VUL I and II, are registered under the Securities Act of 1933, as amended (the "1933 Act"). Contracts

issued through Private VUL I and II are sold without registration under the 1933 Act in reliance on the private offering exemption of Section 4(2) of the 1933 Act and Regulation D thereunder. Additional information regarding the Contracts affected by the Substitutions, including the applicable registration statements in which they are described, is set out in the Application.

5.   Each Separate Account is divided into subaccounts (each a "Subaccount," collectively, the "Subaccounts"). Each Subaccount invests in the shares of a single portfolio of an underlying mutual fund ("Portfolio"). Contract owners and participants in group Contracts (each a "Contract Owner" and collectively, the "Contract Owners") may allocate some or all of their Contract value ("Contract value") to one or more Subaccounts that are available as investment options under the Contracts.

6.   Under the Contracts, NYLIAC reserves the right to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio. The prospectuses or offering documents, as applicable, for the Contracts include disclosure of this reservation of right.

7.   MVPFT is a Delaware statutory trust that is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-03833-01). MVPFT currently consists of 21 series ("Series"), each of which generally offers two classes of shares, namely the Initial Class and Service Class. The Initial and Service Classes differ only in that the Service Class shares are subject to a distribution plan adopted and administered pursuant to Rule 12b-1 under the 1940 Act, which plan imposes a 12b-1 fee equal to an annual rate of 0.25% of the average daily net assets attributable to the Service Class. Shares of the Series are registered under the 1933 Act (File No. 002-86082).

On July 7, 2011, MVPFT filed an amendment to its Form N-1A registration statement to register the Replacement Portfolios under the 1940 Act and the offering of their shares under the 1933 Act.

8. New York Life Investment Management LLC ("New York Life Investments" or the "Manager"), an indirect wholly-owned subsidiary of New York Life, serves as the investment manager of each Series of MVPFT. MVPFT has received an order from the Commission that, subject to certain conditions, including approval of the MVPFT Board of Trustees ("Board"), including Trustees who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, and without the approval of shareholders, to: (i) engage a new or additional sub-adviser ("Subadvisor") for each Series; (ii) enter into and materially amend existing sub-advisory agreements; and (iii) terminate and replace Subadvisors (File No. 812-13257; the "Manager of Managers Order").

9. NYLIAC, on behalf of itself and its Separate Accounts, proposes to exercise its contractual right to substitute Portfolio shares held in Subaccounts of its Separate Accounts by replacing shares of the Existing Portfolios listed below with shares of the corresponding Replacement Portfolios listed below:

Substitution	Existing Portfolio	Replacement Portfolio
1	Van Eck VIP Global Hard Assets Fund - Initial Class	MainStay VP Van Eck Global Hard Assets Portfolio - Initial Class
2	Janus Aspen Balanced Portfolio - Institutional Shares	MainStay VP Janus Balanced Portfolio - Initial Class*
	Janus Aspen Balanced Portfolio - Service Shares	MainStay VP Janus Balanced Portfolio - Service Class

3	MFS Utilities Series - Initial Class	MainStay VP MFS Utilities Portfolio - Initial Class
	MFS Utilities Series - Service Class	MainStay VP MFS Utilities Portfolio - Service Class
4	T. Rowe Price Equity Income Portfolio - I	MainStay VP T. Rowe Price Equity Income Portfolio - Initial Class
	T. Rowe Price Equity Income Portfolio - II	MainStay VP T. Rowe Price Equity Income Portfolio - Service Class
5	PIMCO Real Return Portfolio - Administrative Class	MainStay VP PIMCO Real Return Portfolio - Initial Class
	PIMCO Real Return Portfolio - Advisor Class	MainStay VP PIMCO Real Return Portfolio - Service Class
6	Universal Institutional Funds, Inc. ("UIF") Emerging Markets Equity Portfolio - Class I	MainStay VP DFA / DuPont Capital Emerging Markets Equity Portfolio - Initial Class
	UIF Emerging Markets Equity Portfolio - Class II	MainStay VP DFA / DuPont Capital Emerging Markets Equity Portfolio - Service Class
7	Alger Small Cap Growth Portfolio - Class I-2 Shares	MainStay VP Eagle Small Cap Growth Portfolio - Initial Class*
	Alger Small Cap Growth Portfolio - Class S Shares	MainStay VP Eagle Small Cap Growth Portfolio - Service Class
8	Royce Small-Cap Portfolio – Investment Class	MainStay VP Eagle Small Cap Growth Portfolio - Initial Class*
9	Calvert VP SRI Balanced Portfolio	MainStay VP Janus Balanced Portfolio - Initial Class*

* For VA Contracts, following the Proposed Substitutions, the Initial Class of these Replacement Portfolios will be available only to those VA Contract Owners who had Contract values allocated to the Subaccounts investing in the Institutional or Class I-2 shares, as applicable, of the corresponding Existing Portfolios on the Substitution Date. VA Contract Owners who transfer their entire Contract value out of the Subaccounts corresponding to these Replacement Portfolios will not be permitted to transfer back in.

10. The investment objectives of each Existing Portfolio and its corresponding Replacement Portfolio are set out below. Additional information for each Existing Portfolio and Replacement Portfolio, including principal investment strategies, principal risks, asset sizes, and comparative performance history can be found in the Application.

Existing Portfolio	Replacement Portfolio
The Van Eck VIP Global Hard Assets Fund seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.	The **MainStay VP Van Eck Global Hard Assets Portfolio** seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.
The **Janus Aspen Balanced Portfolio** seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	The **MainStay VP Janus Balanced Portfolio** seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
The **MFS Utilities Series'** investment objective is to seek total return.	The **MainStay VP MFS Utilities Portfolio** seeks total return.
The **T. Rowe Price Equity Income Portfolio** seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.	The **MainStay VP T. Rowe Price Equity Income Portfolio** seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.
The **PIMCO Real Return Portfolio** seeks maximum real return, consistent with preservation of real capital and prudent investment management.	The **MainStay VP PIMCO Real Return Portfolio** seeks maximum real return, consistent with preservation of real capital and prudent investment management.
The **Universal Institutional Funds Inc. ("UIF") Emerging Markets Equity Portfolio** seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	The **MainStay VP DFA / DuPont Capital Emerging Markets Equity Portfolio** seeks long-term capital appreciation.

Existing Portfolio	Replacement Portfolio
The **Alger Small Cap Growth Portfolio** seeks long-term capital appreciation.	The **MainStay VP Eagle Small Cap Growth Portfolio** seeks long-term capital appreciation.
The **Royce Small-Cap Portfolio's** investment goal is long-term growth of capital.	The **MainStay VP Eagle Small Cap Growth Portfolio** seeks long-term capital appreciation.
The **Calvert VP SRI Balanced Portfolio** seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.	The **MainStay VP Janus Balanced Portfolio** seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

11. The management fees and other expenses of each Existing Portfolio and corresponding

Replacement Portfolio as of December 31, 2010, are set out below. The data for the

Existing Portfolios are shown as a percentage of average daily net assets as of December 31,

2010. The data for the Replacement Portfolios are estimates for the current year based on

anticipated asset levels following the Substitutions.

Substitution 1		
	Existing Portfolio	**Replacement Portfolio**
	Van Eck VIP Global Hard Assets Fund	**MainStay VP Van Eck Global Hard Assets Portfolio**
Initial Class/Initial Class		
Management Fee	First $500 million: 1.00 Next $250 million: 0.90 Over $750 million: 0.70 Current: 0.89	0.89
12b-1 Fee	0.00	0.00
Other Expenses	0.08	0.07
Total Gross Expenses	0.97	0.96
Expense Waiver	0.00	0.00
Total Net Expenses	0.97	0.96

Substitution 2		
	Existing Portfolio	**Replacement Portfolio**
	Janus Aspen Balanced Portfolio	**MainStay VP Janus Balanced Portfolio**
Institutional Shares/Initial Class		
Management Fee	0.55	0.55
12b-1 Fee	0.00	0.00
Other Expenses	0.03	0.05
Total Gross Expenses	0.58	0.60
Expense Waiver	0.00	0.02
Total Net Expenses	0.58	0.58
Service Shares/Service Class		
Management Fee	0.55	0.55
12b-1 Fee	0.25	0.25
Other Expenses	0.03	0.05
Total Gross Expenses	0.83	0.85
Expense Waiver	0.00	0.02
Total Net Expenses	0.83	0.83

Substitution 3		
	Existing Portfolio	**Replacement Portfolio**
	MFS Utilities Series	**MainStay VP MFS Utilities Portfolio**
Initial Class/Initial Class		
Management Fee	First $1 billion: 0.75 Over $1 billion: 0.70 Current: 0.73	0.73
12b-1 Fee	0.00	0.00
Other Expenses	0.08	0.05
Total Gross Expenses	0.81	0.78
Expense Waiver	0.00	0.00
Total Net Expenses	0.81	0.78
Service Class/Service Class		
Management Fee	0.73	0.73
12b-1 Fee	0.25	0.25
Other Expenses	0.08	0.05
Total Gross Expenses	1.06	1.03
Expense Waiver	0.00	0.00
Total Net Expenses	1.06	1.03

Substitution 4		
	Existing Portfolio	**Replacement Portfolio**
	T. Rowe Price Equity Income Portfolio	**MainStay VP T. Rowe Price Equity Income Portfolio**
Class I/Initial Class		
Management Fee	0.85	First $500 million: 0.80 Over $500 million: 0.775 Effective Rate: 0.80
12b-1 Fee	0.00	0.00
Other Expenses	0.00	0.05
Total Gross Expenses	0.85	0.85
Expense Waiver	0.00	0.05
Total Net Expenses	0.85	0.80
Class II/Service Class		
Management Fee	0.85	First $500 million: 0.80 Over $500 million: 0.775 Effective Rate: 0.80
12b-1 Fee	0.25	0.25
Other Expenses	0.00	0.05
Total Gross Expenses	1.10	1.10
Expense Waiver	0.00	0.05
Total Net Expenses	1.10	1.05

Substitution 5		
	Existing Portfolio	**Replacement Portfolio**
	PIMCO Real Return Portfolio	**MainStay VP PIMCO Real Return Portfolio**
Administrative Class/Initial Class		
Management Fee	0.50	0.50
Service Fees	0.15	0.00
Other Expenses	0.01	0.13
Total Gross Expenses	0.66	0.63
Expense Waiver	0.00	0.00
Total Net Expenses	0.66	0.63
Adviser Class/Service Class		
Management Fee	0.50	0.50
12b-1 Fee	0.25	0.25
Other Expenses	0.01	0.13
Total Gross Expenses	0.76	0.88
Expense Waiver	0.00	0.12
Total Net Expenses	0.76	0.76

	Substitution 6	
	Existing Portfolio	**Replacement Portfolio**
	UIF Emerging Markets Equity Portfolio	**MainStay VP DFA / DuPont Capital Emerging Markets Equity Portfolio**
Class I/Initial Class		
Management Fee	First $500 million: 1.25 Next $500 million: 1.20 Next $1.5 billion: 1.15 Over $2.5 billion: 1.00 Current: 1.22	1.20
12b-1 Fee	0.00	0.00
Other Expenses	0.39	0.17
Total Gross Expenses	1.61	1.37
Expense Waiver	0.01	0.00
Total Net Expenses	1.60	1.37
Class II/Service Class		
Management Fee	1.22	1.20
12b-1 Fee	0.35	0.25
Other Expenses	0.39	0.17
Total Gross Expenses	1.96	1.62
Expense Waiver	0.31	0.00
Total Net Expenses	1.65	1.62

	Substitution 7	
	Existing Portfolio	**Replacement Portfolio**
	Alger Small Cap Growth Portfolio	**MainStay VP Eagle Small Cap Growth Portfolio**
Class I-2/Initial Class		
Management Fee	0.81	0.81
12b-1 Fee	0.00	0.00
Other Expenses	0.14	0.08
Total Gross Expenses	0.95	0.89
Expense Waiver	0.00	0.00
Total Net Expenses	0.95	0.89

Class S Shares/Service Class		
Management Fee	0.81	0.81
12b-1 Fee	0.25	0.25
Other Expenses	0.16	0.08
Total Gross Expenses	1.22	1.14
Expense Waiver	0.00	0.00
Total Net Expenses	1.22	1.14

Substitution 8		
	Existing Portfolio	**Replacement Portfolio**
	Royce Small-Cap Portfolio	**MainStay VP Eagle Small Cap Growth Portfolio**
Investment Class/Initial Class		
Management Fee	1.00	0.81
12b-1 Fee	0.00	0.00
Other Expenses	0.06	0.08
Total Gross Expenses	1.06	0.89
Expense Waiver	0.00	0.00
Total Net Expenses	1.06	0.89

Substitution 9		
	Existing Portfolio	**Replacement Portfolio**
	Calvert VP SRI Balanced Portfolio	MainStay VP Janus Balanced Portfolio
Undesignated Shares/Initial Class		
Management Fee*	First $500 million: 0.70 Next $500 million: 0.65 Over $1 billion: 0.60 Current: 0.70	0.55
12b-1 Fee	0.00	0.00
Other Expenses	0.21	0.05
Total Gross Expenses	0.91	0.60
Expense Waiver	0.00	0.02
Total Net Expenses	0.91	0.58
*Fee shown for Existing Portfolio includes administrative fee of 0.275.		

12.   NYLIAC represents that it will not to increase Separate Account expenses under the

Contracts affected by the Proposed Substitutions during any period that the contractual

limitation on Portfolio expenses described in Section II.D.4 of the Application, is in place.

13.   The Substitutions are part of an ongoing effort by NYLIAC to not only make its Contracts more attractive to existing and prospective Contract Owners, but also to make the Contracts easier to administer. The Section 26 Applicants believe the Proposed Substitutions will help to accomplish these goals for several reasons. The Substitutions are expected to result in the same or lower Portfolio operating expenses, either on a gross basis or on a net basis as the result of contractual expense waivers. In addition, the Substitutions will result in fewer and more uniform disclosures and communications, which the Section 26 Applicants believe will enable Contract Owners to more easily locate, compare, and evaluate the information about their investment options under the Contracts. Because the Replacement Portfolios are managed by an affiliate of NYLIAC, greater coordination and consolidation can occur regarding the delivery of prospectuses, supplements, and other disclosures and communications, thereby reducing the volume of mailings a Contract Owner might otherwise receive. Subject to shareholder approval of the Manager of Managers arrangement, the Substitutions also will result in more investment options under the Contracts having the improved portfolio manager selection afforded by MVPFT's Manager of Managers Order. Moreover, the Substitutions will enable NYLIAC to more efficiently administer those aspects of the Contracts that pertain to Portfolios by enabling NYLIAC to work principally with its affiliate, New York Life Investments, rather than several third party investment advisers ("Advisers") in different locations with different policies, procedures, systems, and availability. Substitutions 7, 8, and 9 also will simplify the Portfolio offerings by eliminating overlapping offerings that largely duplicate one another by having substantially similar investment objectives, strategies, and risks.

14.   The Section 26 Applicants currently expect that the Substitutions will be carried out

on or about February 17, 2012, or on a later date for certain VUL Policies due to

administrative reasons (each a "Substitution Date").

15.   The Substitutions will be described in supplements to the applicable prospectuses for

the Contracts filed with the Commission or in other supplemental disclosure documents

(collectively, "Supplements") and delivered to all affected Contract Owners at least 30 days

before each applicable Substitution Date.

16.   Each Supplement will give the relevant Contract Owners notice of NYLIAC's intent

to substitute shares of the Existing Portfolios as described in the Application on the

Substitution Date. Each Supplement also will advise Contract Owners that from the date of

the Supplement until the Substitution Date, Contract Owners are permitted to transfer all of

or a portion of their Contract value out of any Subaccount investing in an Existing Portfolio

("Existing Portfolio Subaccount") to any other available Subaccounts offered under their

Contracts without the transfer being counted as a transfer for purposes of transfer

limitations and fees that would otherwise be applicable under the terms of the Contracts.

17.   In addition, each Supplement will (a) instruct Contract Owners how to submit transfer

requests in light of the Proposed Substitutions; (b) advise Contract Owners that any

Contract value remaining in an Existing Portfolio Subaccount on the Substitution Date will

be transferred to a Subaccount investing in the corresponding Replacement Portfolio

("Replacement Portfolio Subaccount"), and that the Substitutions will take place at relative

net asset value; (c) inform Contract Owners that for at least thirty (30) days following the

Substitution Date, NYLIAC will permit Contract Owners to make transfers of Contract

value out of each Replacement Portfolio Subaccount to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section of the relevant prospectus, NYLIAC will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Portfolio Subaccount for at least thirty (30) days after the Substitution Date.

18.   NYLIAC will send Contract Owners the prospectus for the Replacement Portfolios in accordance with applicable legal requirements. The prospectus for the Replacement Portfolio will disclose and explain the substance and effect of the Manager of Managers Order and will disclose that the Replacement Portfolios may not rely on the Order without first obtaining shareholder approval. No Replacement Portfolio will rely on the Manager of Managers Order unless such action is approved by a majority of each Replacement Portfolio's outstanding voting securities, as defined in the 1940 Act, at a meeting whose record date is after the Proposed Substitutions have been effected.

19.   Within five (5) business days after the Substitution Date, Contract Owners will be sent a written confirmation of the completed Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements.

20.   Each Substitution will take place at the applicable Existing and Replacement Portfolios' relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. Accordingly, the Substitutions will have no negative financial impact on any Contract Owner. Each

Substitution will be effected by having each Existing Portfolio Subaccount redeem its Existing Portfolio shares in cash and/or in-kind (as described in the Application) on the Substitution Date at net asset value per share and purchase shares of the appropriate Replacement Portfolio at net asset value per share calculated on the same date. In the event that either the Manager or the relevant Subadvisor of a Replacement Portfolio declines to accept, on behalf of the Replacement Portfolio, securities redeemed in-kind by an Existing Portfolio, such Existing Portfolio shall instead provide cash equal to the value of the declined securities so that Contract Owners' Contract values will not be adversely impacted or diluted.

21.   NYLIAC or an affiliate will pay all expenses and transaction costs reasonably related to the Substitutions, including all legal, accounting, and brokerage expenses relating to the Substitutions, the above-described disclosure documents, and the Application. No costs of the Substitutions will be borne directly or indirectly by Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions, nor will their rights or the obligations of NYLIAC under the Contracts be altered in any way. The Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Substitutions than before the Substitutions.

22.   The Manager will enter into a written contract with the Replacement Portfolios whereby during the two years following the Substitution Date the annual net operating expenses of each Replacement Portfolio will not exceed the annual net operating expenses of each corresponding Existing Portfolio for the fiscal year ended December 31, 2010.

Applicants' Legal Analysis:

1. Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. The Section 26 Applicants assert that the terms and conditions of the Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The Substitutions will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

(a) The costs reasonably related to the Substitutions will be borne by NYLIAC or an affiliate and will not be borne by Contract Owners. No charges will be assessed to the Contract Owners to effect the Substitutions.

(b) The Substitutions will be effected, in all cases, at the relative net asset values of the shares of the Existing and Replacement Portfolios, without the imposition of any transfer or similar charge and with no change in the amount of any Contract Owner’s Contract value.

(c) The Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Substitutions than before the Substitutions, and in each case will result in Contract Owners’

Contract values being moved to a Replacement Portfolio with the same or lower total expenses than those of the corresponding Existing Portfolio.

(d) Expense limits will be in place for two years following the Substitution Date to assure that Contract Owners investing in Replacement Portfolio Subaccounts will not incur expenses following the Substitutions that are higher than what they were prior to the Substitutions when they invested in the Existing Portfolio Subaccounts.

(e) All affected Contract Owners will be given notice of the Substitutions prior to the Substitution Date and will have an opportunity to reallocate their Contract value among other available Subaccounts without the imposition of any charge or limitation (unless such transfers are made in connection with market timing or other disruptive trading activity), thereby minimizing the likelihood of being invested through a Subaccount in an undesired Portfolio.

(f) The Substitutions will in no way alter the insurance benefits to Contract Owners or the contractual obligations of NYLIAC.

(g) The Substitutions will in no way alter the tax treatment of Contract Owners in connection with their Contracts, and no tax liability will arise for Contract Owners as a result of the Substitutions.

(h) No Replacement Portfolio will rely on the Manager of Managers Order unless such action is approved by a majority of each Replacement Portfolio's outstanding voting securities, as defined in the 1940 Act, at a meeting whose record date is after the Proposed Substitutions have been effected.

4.   The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

5.   Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

6.   Section 17(b) of the 1940 Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

7.   Certain Existing and Replacement Portfolios may be deemed to be affiliated persons of one another, or affiliated persons of an affiliated person. Shares held by a separate account of an insurance company are legally owned by the insurance company. Currently, NYLIAC, through its Separate Accounts, owns more than 25% of the shares of each Existing Portfolio other than the PIMCO Real Return Portfolio (NYLIAC currently owns less than 5% of the PIMCO Real Return Portfolio), and therefore may be deemed to be a

control person of these Existing Portfolios. In addition, New York Life Investments, as the Manager of the Replacement Portfolios, may be deemed to be a control person thereof. Because NYLIAC and New York Life Investments are under common control, entities that they control likewise may be deemed to be under common control, and thus affiliated persons of each other, notwithstanding the fact that the Contract Owners may be considered the beneficial owners of those shares held in the Separate Accounts.

8.   These Existing Portfolios and the Replacement Portfolios also may be deemed to be affiliated persons of affiliated persons. This result follows from the fact that, regardless of whether NYLIAC can be considered to control these Existing and Replacement Portfolios, NYLIAC may be deemed to be an affiliated person thereof because it, through its Separate Accounts, owns of record 5% or more of the outstanding shares of such Portfolios. In addition, NYLIAC may be deemed an affiliated person of the Replacement Portfolios because its affiliate, New York Life Investments, may be deemed to control the Replacement Portfolios by virtue of serving as their investment adviser. As a result of these relationships, each of these Existing Portfolios may be deemed to be an affiliated person of an affiliated person (NYLIAC or the Separate Accounts) of the Replacement Portfolios, and vice versa.

9.   The proposed In-Kind Transactions, therefore, could be seen as the indirect purchase of shares of a Replacement Portfolio with portfolio securities of the corresponding Existing Portfolio and conversely the indirect sale of portfolio securities of the Existing Portfolio for shares of the corresponding Replacement Portfolio. The proposed In-Kind Transactions also could be categorized as a purchase of shares of the Replacement Portfolio by the Existing Portfolio, acting as principal, and a sale of portfolio securities by the Existing

Portfolio, acting as principal, to the Replacement Portfolio. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from the Existing Portfolio and a sale of securities to the Replacement Portfolio by NYLIAC (or the Separate Accounts), acting as principal. If characterized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these entities.

10.   The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned because: (1) the proposed In-Kind Transactions will be effected at the respective net asset values of the Existing Portfolio and the Replacement Portfolio involved, as determined in accordance with the procedures disclosed in their respective registration statements and as required by Rule 22c-1 under the 1940 Act, and, therefore, will not adversely affect or dilute the interests of Contract Owners; and (2) the proposed In-Kind Transactions will comply with the conditions set forth in Rule 17a-7 and the 1940 Act, other than the requirement relating to cash consideration. Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the relevant Existing and Replacement Portfolios the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. In particular, the Section 17 Applicants cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to either an

Existing Portfolio or a Replacement Portfolio, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission.

11.   The Section 17 Applicants also submit that the proposed In-Kind Transactions will be consistent with the policies of each of the Existing Portfolios and the Replacement Portfolios involved in such Transactions, as recited in their current registration statement and reports filed with the Commission.   Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act.

Conclusion:

For the reasons set forth in the Application, the Section 26 Applicants request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and the Section 17 Applications request an order of exemption pursuant to Section 17(b) of the 1940 Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary